Exhibit 12.1

STATEMENT RE COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(No preferred shares were outstanding during any of the periods below.)

		Nine Months Ended September 30, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
	($ in thousands)	(Unaudited)
	Fixed Charges:
	Interest on Deposits	$9,679	$14,021	$18,649	$14,189	$7,291	$5,201
	Interest on Borrowing	3,265	5,387	4,337	3,182	2,246	1,785
	Estimated Interest on Rental Expense	8	10	10	10	6	3

A	Total Fixed Charges Including Deposit Interest	12,952	19,418	22,996	17,381	9,543	6,989
B	Total Fixed Charges Excluding Deposit Interest	3,273	5,397	4,347	3,192	2,252	1,788
	Pretax Earnings	13,724	18,585	17,755	16,482	14,396	10,947
	Fixed Charges Excluding Deposit Interest	3,273	5,397	4,347	3,192	2,252	1,788

C	Pretax Earnings + Fixed Charges Excluding Deposit Interest	16,997	23,982	22,102	19,674	16,648	12,735
	Deposit Interest	9,679	14,021	18,649	14,189	7,291	5,201
D	Pretax Earnings + Fixed Charges Including Deposit Interest	$26,676	$38,003	$40,751	$33,863	$23,939	$17,936
	Ratio of Earnings to Fixed Charges
C/B	Excluding Interest on Deposits	5.193	4.444	5.084	6.164	7.393	7.122
D/A	Including Interest on Deposits	2.060	1.957	1.772	1.948	2.509	2.566
	Fixed Charges in Excess of Earnings	n/a	n/a	n/a	n/a	n/a	n/a